FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2000	EXHIBIT 11.01

CARAUSTAR INDUSTRIES, INC.

COMPUTATION OF EARNINGS PER SHARE

(IN THOUSANDS, EXCEPT PER SHARE DATA)
(UNAUDITED)

COMPUTATION OF BASIC AND DILUTED EARNINGS PER COMMON SHARE

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2000	1999	2000	1999

Earnings:

Net (loss) income available to common stock	$(2,561)	$10,055	$9,048	$31,786

Shares:

Weighted average common shares outstanding	25,932	25,100	25,780	24,942

Dilutive effect of stock options	0	112	11	127

Average diluted shares outstanding and equivalents	25,932	25,212	25,791	25,069

Basic earnings per common share:

Net (loss) income	$(0.10)	$0.40	$0.35	$1.27

Diluted earnings per common share:

Net (loss) income	$(0.10)	$0.40	$0.35	$1.27

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